EXHIBIT 99.1

Wanda Sports Group to Report Fourth Quarter and Full Year 2019 Financial Results
on April 30, 2020

BEIJING, China, April 7, 2020 (GLOBE NEWSWIRE) -- Wanda Sports Group Company Limited (the “Company” or “Wanda Sports Group”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, announced today that it will report its unaudited financial results for the fourth quarter and full year ended December 31, 2019 before the U.S. market opens on April 30, 2020.

On the same day, Wanda Sports Group’s management team will host a conference call to discuss the financial results at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing/Hong Kong time).

Participants can join the earnings conference call by completing online registration at: http://apac.directeventreg.com/registration/event/6793939. Upon registering, all participants will be provided with participant dial-in numbers, passcodes and unique registrant IDs to access the conference call.

Additionally, participants can join the call via a live webcast of the earnings conference call at: http://investor.wsg.cn/. An archived webcast will be available through the same link.

A telephonic replay will be available after the conclusion of the conference call, from 11:30 a.m. on April 30 until 10:00 a.m. U.S. Eastern Time on May 8, 2020 by dialing +61 2 8199 0299 and entering passcode 6793939.
The Company also announces that it will be relying on the order issued by the Securities and Exchange Commission (Release No. 34-88465) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.  The Company expects to file the Annual Report no later than June 12, 2020. The explanation for the delay in filing the Annual Report is outlined in a Report on Form 6-K furnished today by the Company.
About Wanda Sports Group

Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through our businesses, including Infront and, pending its sale, The IRONMAN Group, we have significant intellectual property rights, long-term relationships and broad execution capabilities, enabling us to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. We offer a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Our full-service platform creates value for our partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

Headquartered in Beijing, China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world. For more information, please visit http://investor.wsg.cn/investor-relations.

For more information, please contact:

Wanda Sports Group
Edith Kwan
ir@wsg.cn

Sard Verbinnen & Co
Paul Scarpetta
WandaSports-SVC@SARDVERB.com